United States securities and exchange commission logo





                              January 29, 2021

       Kristin Robinson
       Chief Executive Officer
       Revival AI Inc.
       10940 S. Parker Rd., #872
       Parker, Colorado 80134

                                                        Re: Revival AI Inc.
                                                            Amendment No.1 to
Offering Statement on Form 1-A
                                                            Filed January 15,
2021
                                                            File No. 024-11362

       Dear Ms. Robinson:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 27, 2020 letter.

       Amendment No. 1 to Offering Statement on Form 1-A filed January 15, 2021

       Statements of Operations, page F-3

   1. Please revise this statement and all other sections of the filing, as appropriate, to present your loss per
share/unit amounts rounded to the nearest cent (i.e., only two decimal points)
                                                        so as not to infer a
greater level of accuracy than exits. This comment also applies to the per share data
presented in the Dilution table.
 Kristin Robinson
FirstName
Revival AI LastNameKristin Robinson
           Inc.
Comapany
January 29,NameRevival
            2021        AI Inc.
January
Page  2 29, 2021 Page 2
FirstName LastName
Exhibits

2. Please have your auditor revise its consent to correctly indicate that the auditor's report is dated December 10, 2020, rather than September 28, 2020. Also clarify that Revival AI
         Inc. was formerly known as Revival AI LLC. We note from page F-1 that the audit report was updated, and that it also reflects the change in the company's name.

       You may contact Beverly Singleton, Staff Accountant, at 202-551-3328 or Martin James,
Senior Advisor, at 202-551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or
Asia Timmons-Pierce, Special Counsel, at 202-551-3754 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Manufacturing
cc:      Fay Matsukage